U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2007

Commission File No.: 0-18939

BERKLEY RESOURCES INC.
(Translation of Registrant's name into English)

400-455 Granville Street, Vancouver, B.C. V6C 1T1
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒Form 20-F	☐Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐Yes	☒No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:    BERKLEY RESOURCES INC.

By:                          /s/ Connie Lillico
                               CONNIE LILLICO, CORPORATE SECRETARY

Date:                      January 12, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice National Instrument 51-102 "Continuous Disclosure Obligations"
99.2	Letter to the British Columbia and Alberta Securities Commissions dated January 4, 2007
99.3	Letter to the British Columbia and Alberta Securities Commissions dated January 5, 2007